

07007181 ES





...GECOMMISSION
Washington, D.C. 20549

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| SEC FILE NUMBER |
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| 8- 50121 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 09/01/06 (MM/DD/YY) AND ENDING 08/31/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSTON ADVISORS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 WILDWOOD ROAD, SUITE 204
(No. and Street)

| STAMFORD | CT | 06903 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH ACHENBAUM (203) 322-1933
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & SUSSMAN, PLLC
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2007
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JOSEPH ACHENBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WINSTON ADVISORS, LLC, as of AUGUST 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING MEMBER 10/22/07

Title

WILLIAM [illegible]
Notary Pu[illegible]
My Commission Expires [illegible]

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**WINSTON ADVISORS, LLC**

**FINANCIAL STATEMENTS**

**AUGUST 31, 2007**

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 FARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

## Independent Auditor's Report

To the Members' of
Winston Advisors, LLC
Stamford, CT

We have audited the accompanying statement of financial condition of Winston Advisors, LLC as of August 31, 2007, and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Winston Advisors, LLC as of August 31, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
October 17, 2007

## WINSTON ADVISORS, LLC

## STATEMENT OF FINANCIAL CONDITION

## AUGUST 31, 2006

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 112,589 |
| Due from non-customers | 284 |
| Prepaid expenses | 884 |
| Furniture and equipment, at cost less, accumulated depreciation of $30,881 | 1,891 |
| Securities owned: | |
| Marketable securities at fair value | 9,798 |
| | $ 125,446 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable, accrued expenses, and other liabilities | $ 7,963 |
| | 7,963 |
| Members' equity | 117,483 |
| | $ 125,446 |

The accompanying notes are an integral part of these financial statements.

## WINSTON ADVISORS, LLC

## STATEMENT OF INCOME

## FOR THE YEAR ENDED AUGUST 31, 2006

| | | |
|---|---|---|
| Revenues: | | |
| Fee income | $ | 323,242 |
| Other income | | 49,302 |
| Unrealized gain/(loss) | | 1,245 |
| | | 373,789 |
| Expenses: | | |
| Communications | $ | 5,524 |
| Interest expense | | 83 |
| Occupancy | | 901 |
| Other expenses | | 123,944 |
| | | 130,452 |
| Net income (loss) | $ | 243,337 |

The accompanying notes are an integral part of these financial statements.

# WINSTON ADVISORS, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY

## FOR THE YEAR ENDED AUGUST 31, 2006

| | |
|---|---|
| Members' equity at beginning of year | $ 46,319 |
| Members' contributions during the year | 1,352 |
| Members' distributions during the year | $ (173,525) |
| Net income (loss) | 243,337 |
| Members' equity at end of year | $ 117,483 |

The accompanying notes are an integral part of these financial statements.

# WINSTON ADVISORS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE YEAR ENDED AUGUST 31, 2006

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income (loss) | | $ 243,337 |
| Adjustments to reconcile net loss | | |
| to net cash used by operating activities: | | |
| Depreciation | $ 901 | |
| Unrealized gain | (1,245) | |
| (Increase) decrease in operating assets: | | |
| Increase in prepaid expenses | (884) | |
| Increase (decrease) in operating liabilites: | | |
| Decrease in accounts payable, accrued expenses | (5,330) | |
| Total adjustments | | (6,558) |
| Net cash used by operating activities | | 236,779 |
| Cash flows from investing activities: | | |
| Members' distributions | | (173,525) |
| Members' contributions | | 1,352 |
| Cash flows from financing activities: | | |
| None | | - |
| Net increase in cash | | 64,606 |
| Cash at beginning of the year | | 47,983 |
| Cash at end of the year | | $ 112,589 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 83 |
| Income taxes | $ 260 |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

WINSTON ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

AUGUST 31, 2007

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

### Organization and Nature of Business

The Company was organized on November 11, 1996 as a Connecticut Limited Liability Company to conduct business as a registered broker-dealer under the Securities Act of 1934. As a Limited Liability Company the members' liability is limited to their investment. It was founded to provide specialized capital raising and investment banking advisory services to mid-sized companies. The term of the company is for 30 years, terminating in December 2026, unless terminated earlier. The term may be extended by amendment of the operating agreement.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Fixed Assets

Furniture and equipment are being depreciated using the straight-line method over their estimated useful lives, ranging from five to seven years. For the fiscal year ended August 31, 2007, depreciation expense was $901.

### Marketable Equity Securities

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. At August 31, 2007, these securities at fair value consist of the securities valued at $9,798. The net change in net unrealized holding gains/losses on trading equity securities in the amount of $1,245 has been charged to earnings for the period ended August 31, 2007.

### Organizational Structure

The Company has been organized as a Limited Liability Company. Under this form of organization, the members' are not liable for the debts of the Company.

## WINSTON ADVISORS, LLC

## NOTES TO FINANCIAL STATEMENTS

## AUGUST 31, 2007

### NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under SEC Rule 15c3-1, was $104,626 at August 31, 2007, which exceeded required net capital of $5,000 by $99,626. The ratio of aggregate indebtedness to net capital at August 31, 2007 was 7.6%.

### NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

### NOTE 4 - RELATED PARTY TRANSACTIONS

The Company's member uses the Company's credit card for personal expenses, for which the Company is reimbursed by the member. The member also uses personal credit cards to pay for Company expenses for which the Company reimburses the member. As of August 31, 2007, no amount was due to or from this related party.

# WINSTON ADVISORS, LLC

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED AUGUST 31, 2007

**WINSTON ADVISORS, LLC**

**SCHEDULE I**

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**AUGUST 31, 2006**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 117,483 |
| Total nonallowable assets from statement of financial condition | (12,857) |
| Net capital before haircuts on securities positions | 104,626 |
| Haircuts on securities | - |
| Net capital | $ 104,626 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ 7,963 |
| Total aggregate indebtedness | $ 7,963 |
| Percentage of aggregate indebtedness to net capital | 7.6% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ 531 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 99,626 |
| Excess net capital at 1000% | $ 103,830 |

## WINSTON ADVISORS, LLC

## RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 (X-17A-5) AT AUGUST 31, 2006

## SCHEDULE I (CONTINUED)

| | FOCUS REPORT - PART IIA PERIOD ENDED August 31, 2007 | ADJUSTMENTS | ANNUAL FINANCIAL STATEMENTS AT August 31, 2007 |
|---|---|---|---|
| COMPUTATION OF NET CAPITAL | | | |
| Total ownership equity from statement of financial condition | $ 112,455 | $ 5,028 | $ 117,483 |
| Deductions and/or charges: | | | |
| Total nonallowable assets from statement of financial condition | 11,629 | 1,228 | 12,857 |
| Haircuts on securities | - | - | - |
| Total deductions | 11,629 | 1,228 | 12,857 |
| Net capital | $ 100,826 | $ 3,800 | $ 104,626 |

**SCHEDULE II**

**WINSTON ADVISORS, LLC**

**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3**

**AUGUST 31, 2007**

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

**SCHEDULE III**

**WINSTON ADVISORS, LLC**

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS**

**AUGUST 31, 2007**

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

WINSTON ADVISORS, LLC

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

AUGUST 31, 2007

Winston Advisors, LLC, is exempt from the reserve requirements of Rule 15c3-3 under section (k)(2)(i) as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

**BRACE & SUSSMAN, PLLC**

*Certified Public Accountants*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

## Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Members' of
Winston Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Winston Advisors, LLC (the Company), for the year ended August 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, our study and evaluation disclosed that a lack of segregation of function exists. Although this condition may be considered to be a material weakness in internal control, it is a common condition in entities of this size. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Winston Advisors, LLC for the year ended August 31, 2007 and this report does not effect our report thereon dated October 17, 2007.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Sussman, PLLC

Brace & Sussman, PLLC
Certified Public Accountants
Londonderry, New Hampshire
October 17, 2007

END